Ex99.62

Routemaster Capital Inc. Announces Name Change to DeFi Technologies Inc. and AGM Results

TORONTO, Feb. 26, 2021 (GLOBE NEWSWIRE) -- DeFi Technologies Inc. (formerly Routemaster Capital Inc.) (the “Company” or “DeFi Technologies”) (NEO: DEFI, GR: RMJR) is pleased to announce that the nominees listed in the management proxy circular dated February 26, 2021 for the 2020 Annual Meeting of shareholders of DeFi Technologies (the “Meeting”) were elected as directors of the DeFi Technologies. Detailed results of the vote for the election of directors held at the Meeting on February 26, 2021 in Toronto, Ontario are set out below.

Nominee	% Votes For	% Votes Withheld
Daniyal Baizak	99.99%	0.01%
Tito Ghandi	99.99%	0.01%
William C. Steers	99.99%	0.01%
Bernard Wilson	99.95%	0.05%

DeFi Technologies is also pleased to announce that the shareholders of the Company have approved the change of name of the Company to “DeFi Technologies Inc.” in conjunction with its transition to a single purpose company focused on being a leader in the decentralized finance industry.

Shareholders at the annual meeting also approved the appointment of the DeFi Technologies’ auditors and the approval of the DeFi Technologies’ stock option plan. 30.05% of all of the issued and outstanding shares of DeFi Technologies were represented at the Meeting.

DeFi Technologies would also like to clarify that further to its press release dated as of February 18, 2021, Mr. Teeka Tiwari has been appointed as Executive Chairman of the advisory board of the Company and not as the Executive Chairman of the board of directors of DeFi Technologies.

About DeFi Technologies Inc.:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For further information, please contact:

Wouter Witvoet
Chief Executive Officer
wouter@defiholdings.ca

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the election of directors; the pursuit by DeFi Technologies of investment opportunities; and the merits or potential returns of any such investments. Generally, forward- looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NEITHER THE NEO EXCHANGE NOR ITS REGULATION SERVICES PROVIDER HAS REVIEWED OR ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS  RELEASE.